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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

See Footnote 2 Below

(Print or Type Responses)
--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*


Weinroth                           Stephen                  D.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)


1330 Avenue of the Americas, 36th Floor
--------------------------------------------------------------------------------
                                    (Street)


New York                           New York              10036
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol


Park City Group, Inc.-- PKCY
--------------------------------------------------------------------------------
3.   IRS or Social Security Number of Reporting Person (Voluntary)


N/A
--------------------------------------------------------------------------------
4.   Statement for Month/Year


July 2002
--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Year)


--------------------------------------------------------------------------------
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)          Amount    ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------          or        Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-          Number    ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion             of        (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title   Shares    5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Option to           $0.08    7/9/02   A         (1)          (1)               Common  125,000   (1)      (2)       D
Purchase                                                                       Stock
Common Stock
====================================================================================================================================

Explanation of Responses:

(1) On July 9, 2002, the Reporting Person was granted an option to purchase up to an aggregate of 125,000 shares of Common Stock for $0.08 a share. The option becomes exerciseable as to 31,250 shares on and after September 30, 2002, as to an additional 31,250 shares on and after December 31, 2002, as to an additional 31,250 shares on and after March 31, 2003, and as to an additional 31,250 shares on and after June 30, 2003. If the Reporting Person ceases to serve as a member of the Issuer's board of directors before the option shall have become exerciseable as to all 125,000 shares, the option shall be exerciseable only as to the number of shares as to which it was exerciseable on the date the Reporting Person ceased to serve as a member of the Issuer's board of directors. The option will terminate and cease to be exercisable on July 9, 2007, unless terminated earlier in accordance with its terms.

(2) On July 31, 2002, AW Fields Acquisition, LLC ("AW Fields") was the direct beneficial owner of the 11,666,667 shares of Common Stock and a warrant to purchase an additional 11,666,667 shares of Common Stock for $0.1725 a share. The management of AW Fields is vested in its Class 1 Member, AWEE II, LLC ("AWEE"); the management of AWEE is vested in its Class 1 Member, Andersen, Weinroth & Co., L.P. ("AW"); and the management of AW is vested in its general partner, A.W. & Co. GP Inc., which is wholly-owned by the Reporting Person and G.Chris Andersen. Accordingly, for purposes of Rule 16a-1(a)(1), each of the Reporting Person and G. Chris Andersen may be deemed the beneficial owner of the shares of Common Stock beneficially owned by AW Fields.

As the Class 1 Member of AW Fields, AWEE is entitled to 20% of all distributions of cash and other property by AW Fields, after the other members of AW Fields have received cash and other property from AW Fields having an aggregate fair value equal to $1,750,000 plus an amount in the nature of itnerest on $1,750,000, compounded semiannually, at the rate of 10% a year. At present, AW is entitled to all cash and other property distributions AWEE receives from AW Fields. For purposes of Rule 16a-1(a)(2), the Reporting Person, through his interest in AW, may be deemed to have an indirect pecuniary interest in such cash and other property distributions.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


            /s/ Stephen D. Weinroth                             09/10/02
---------------------------------------------            -----------------------
        Signature of Reporting Person                             Date


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